Filed by Citigroup Inc. pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 13e-4(c) and
deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Citigroup Inc.
Registration No. 333-158100

Attention Citigroup Inc. Common Stockholders

Your Vote is Very Important

Please Vote Today!

Citigroup Inc.

399 Park Avenue

New York, NY 10043

June 30, 2009

Dear Common Stockholder:

Please vote today!

Your vote is very important. We previously sent you a proxy statement (the Proxy Statement) containing important information about certain modifications to the terms of our preferred stock (the Public Preferred Stock Amendments) that we are asking you to vote on. To date, we have not received your vote and we are asking that you take a few moments to vote by using the enclosed proxy card or by telephone or Internet.

Granting your proxy to approve the Public Preferred Stock Amendments is important for the success of the exchange offer transactions that we announced on February 27, 2009 to strengthen our tangible common equity (TCE) and Tier 1 Common.

This brochure contains answers to some of the questions you may have regarding this important vote. Please review the questions and answers, and for additional information we encourage you to read the entire Proxy Statement carefully. Capitalized terms used but not defined in this brochure have the same meaning as defined in the Proxy Statement. You may also obtain additional information about us from documents we have filed with the Securities and Exchange Commission and on our website at http://www.citigroup.com/citi/fin/infocus.htm.

Regardless of the number of shares you own, your vote is important. Please complete, date and sign the enclosed proxy card and return it promptly in the enclosed envelope so that we receive your response on or before July 24, 2009 (the Proxy Deadline). You may also vote over the Internet or by telephone. Please review the instructions on the enclosed proxy card regarding each of these options.

Thank you for your support of Citigroup.

Sincerely,

Richard D. Parsons

Chairman of the Board

Answers to Your Questions

Q. What am I being asked to vote on?

You are being asked to give your proxy with respect to certain proposed amendments to our restated certificate of incorporation and the certificates of designation of each series of Public Preferred Stock. Each of the proposed amendments has been unanimously approved and declared advisable by our board of directors. Collectively, these are referred to as the Public Preferred Stock Amendments, and would:

•	eliminate the requirement that

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full dividends on all outstanding shares of the series of Public Preferred Stock must have been declared and paid or declared and set aside before we may pay any dividend on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to our common stock or any other securities junior to such series of Public Preferred Stock;

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if full dividends are not declared and paid in full on any series of Public Preferred Stock, dividends with respect to all series of stock ranking equally with such series of Public Preferred Stock be declared on a proportional basis, such that no series is paid a greater percentage of its stated dividend than any other equally ranking series; and

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dividends on outstanding shares of preferred stock be paid or declared and set apart for payment, before any dividends may be paid or declared and set apart for payment on any outstanding shares of common stock (collectively, the Dividend Blocker Amendment);

•

eliminate, upon the delisting of a series of Public Preferred Depositary Shares, the right of holders of Public Preferred Stock to elect two directors if dividends have not been paid for six quarterly dividend periods (or, in the case of the Series E Public Preferred Stock, for three semiannual dividend periods), whether or not consecutive (the Director Amendment);

•

clarify that any shares of any series of Public Preferred Stock acquired by us may not be reissued by us as part of such series, and will instead be restored to the status of authorized but unissued shares of preferred stock without designation as to series (the Retirement Amendment); and

•	increase the number of authorized shares of preferred stock from 30 million to 2 billion (the Authorized Preferred Stock Increase).

Q: What is the recommendation of the board of directors?

A: The board unanimously recommends that you vote in favor of each of the Public Preferred Stock Amendments.

Q: Why are the Public Preferred Stock Amendments in the best interests of stockholders?

A: We believe that the Public Preferred Stock Amendments are in the best interests of our stockholders and are important to achieving the overarching goal of increasing our TCE and Tier 1 Common.

The Dividend Blocker Amendment is integral to our goal of making Citigroup one of the best capitalized banks on a TCE and Tier 1 Common basis. The Dividend Blocker Amendment will permit the board greater flexibility in reinstating the common dividend without incurring additional dividend expense related to any Public Preferred Depositary Shares that remain outstanding after the settlement of the Exchange Offers. This would permit us to strengthen our common stock and significantly enhance our ability to maximize the efficiency of Citigroup’s capital structure going forward. The Dividend Blocker Amendment, if it becomes effective, will allow us to pay dividends on our common stock even if full dividends on the Public Preferred Stock have not been paid or declared and set apart for payment, which we believe will enhance the price and liquidity of our common stock.

To the extent that the Dividend Blocker Amendment provides further encouragement to holders to tender their Public Preferred Depositary Shares in the Exchange Offers, this is also positive for Citigroup, as greater participation in the Exchange Offers will lead to an improved capital structure by increasing our TCE and Tier 1 Common. We believe this will improve public and market perception of our financial strength.

The Director Amendment, if it becomes effective, will eliminate the possibility that non-exchanging holders of Public Preferred Depositary Shares could exercise a level of influence and control over the governance and the management of our company that is disproportionate to their remaining economic interest.

The Retirement Amendment and the Authorized Preferred Stock Increase, if they become effective, will allow us greater flexibility in deciding the terms of securities to be issued in any future financing and in otherwise taking steps to maximize the efficiency of our overall capital structure.

As a holder of our common stock, we believe that it is in your best interest to vote in favor of each of the Public Preferred Stock Amendments to allow the board of directors greater flexibility in deciding to reinstate dividends on your common stock even if we have not paid dividends on the Public Preferred Stock.

Q: What about the dividend on the Common Stock?

A: The board believes that reinstating the common dividend is an important corporate objective, as it will make our common stock more attractive to a number of institutional investors, some of which are prohibited from investing in stock that does not pay a dividend. We believe that making our common stock more attractive to these investors, as well as other investors who wish to realize returns on their investment through dividends, will increase the price and liquidity of our common stock and strengthen our common stock as a long-term investment instrument. The Dividend Blocker Amendment permits this and at the same time saves the expense of paying dividends on any remaining Public Preferred Depositary Shares.

Q: If I am a holder of common stock, how do I vote on the Public Preferred Stock Amendments?

To submit your proxy as a holder of common stock, you should follow the voting instructions provided with the material you received. In general, you can vote either by signing, dating and returning the enclosed proxy card, or by telephone or Internet.

If you hold shares of common stock as of the close of business on June 16, 2009 (the Record Date) and the shares are held by a bank, broker, custodian or other nominee, please complete the enclosed voting instruction form to instruct your bank, broker, custodian or other nominee how to vote. They cannot vote your shares on your behalf without your specific instructions.

Q: Will there be a special meeting of the stockholders?

A: No, there will not be a special meeting. In order to save the expense associated with holding a special meeting, the board of directors has elected to obtain stockholder approval of the amendments described above by written consent pursuant to Section 228 of the Delaware General Corporation Law, rather than by calling a meeting of stockholders.

Q: What is the deadline for sending my proxy?

Holders of common stock must return their proxies on or before July 24, 2009 (the Proxy Deadline) to have their proxies count. Citigroup may, subject to applicable law, extend the Proxy Deadline in its sole discretion and will announce any such extension by press release.

Q: What if I don’t indicate my decision with respect to some of the Public Preferred Stock Amendments?

A: If you are a holder of common stock and return a signed proxy card without indicating your decision on a Public Preferred Stock Amendment, in accordance with the board’s recommendation, you will be deemed to have voted in favor of such Public Preferred Stock Amendment.

If you hold your common stock through a bank, broker, custodian or other nominee, and you do not return the voting instruction form, your bank, broker, custodian or other nominee will not have the discretion to vote your shares on your behalf, and the failure to vote will be equivalent to a vote against the Public Preferred Stock Amendments.

Q: What happens if I do not grant my proxy?

Because we need a majority of the outstanding shares of common stock and two-thirds of the outstanding Public Preferred Depositary Shares on the Record Date to approve each of the Dividend Blocker Amendment, the Director Amendment and the Retirement Amendment, and a majority of the common stock and a majority of the outstanding Public Preferred Depositary Shares and USG Preferred Stock on the Record Date, voting together as a class, to approve the Authorized Share Increase, if you do not grant your proxy, it will have the effect of voting against the Public Preferred Stock Amendments.

Q: Who can help answer my questions?

A: If you have any questions about how to grant or revoke your proxy, or need additional copies of any relevant documentation, you should contact the information agent:

MORROW & CO., LLC

470 West Avenue

Stamford, CT 06902

Banks and Brokerage Firms, Please Call: (203) 658-9400

Stockholders Call Toll Free: (800) 445-0102

Your Vote is Very Important

Vote Today!

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Citi, the leading global financial services company, has approximately 200 million customer accounts and does business in more than 140 countries. Through its two operating units, Citicorp and Citi Holdings, Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. Additional information may be found at www.citigroup.com or www.citi.com.

In connection with the exchange offers, Citi has filed a Registration Statement on Form S-4 that contains a prospectus and related exchange offer materials with the Securities and Exchange Commission (the “SEC”) on June 18, 2009. This registration statement has not yet become effective. Citi has mailed a preliminary prospectus, and will mail a final prospectus, to the holders of its series of convertible and non-convertible public preferred stock and TRUPS and E- TRUPS that may be eligible to participate in the exchange offer. Holders of these series of preferred stock, TRUPS and E- TRUPS are urged to read the prospectus and related exchange offer materials because they contain important information.

In connection with the solicitation of proxies for the proposed amendments to its certificate of incorporation and the certificates of designations of its public preferred stock, Citi has filed definitive proxy statements with the SEC. The definitive proxy statements and accompanying proxy cards and voting materials have been mailed to security holders of Citi. Investors and security holders of Citi are urged to read the proxy statements and other relevant materials because they contain important information.

Citi and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed amendments to its certificate of incorporation and the certificates of designations of its public preferred stock. Information regarding Citi’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009, and its definitive proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 19, 2009. The proxy statements contain additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise.